SECURITIES AND EXCHANGE COMMISSION
                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                     FILED UNDER SECTION 33(A) OF THE PUBLIC
                UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                            IWECO MEGALI VRISSI S.A.


Eaton  Wind  Corp., a California corporation,  hereby files this Form U-57 under
Section 33(a) of the Public Utility Holding Company Act, as amended (the "Act"), on behalf of IWECO Megali Vrissi S.A. ("Megali Vrissi") for the purpose of notifying the Securities and Exchange Commission (the "Commission") that Megali Vrissi is a "foreign utility company" under Section 33(a).

ITEM  1

Set  forth  below  is the following information for Megali Vrissi: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation, transmission, and distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

   (a)  Name:  IWECO  Megali  Vrissi  S.A.
        ----

   (b)  Business  Address:
        -----------------

        IWECO  Megali  Vrissi  S.A
        c/o  IWECO
        1  Tegeas  &  Aeroporias  Str.
        16452  Argyroupolis,  Athens, Greece

   (c)  Description  of  Facilities:  Megali  Vrissi  owns  a  4.95  MW electric
        ---------------------------
        generation facility on the island of Crete in Greece ("Facility"). The Facility is comprised of nine Zond Z-43 550 kw wind turbines.

   (d)  Shareholders  Holding  Five  Percent  or  More of its Voting Securities:
        ------------------------------------------------------------------------
        Megali Vrissi, a Greek societes anonymes, is an indirect wholly-owned subsidiary of Enron Wind Corp. Enron Corp. ("Enron"), an Oregon corporation indirectly owns 100% of Enron Wind Corp. Enron is a holding company that is exempt from regulation pursuant to Section 3(a)(1) of the Act.

ITEM  2

Domestic Associate Public Utility Companies. A wholly-owned subsidiary of Enron,
-------------------------------------------
Portland General Electric Company, an Oregon corporation, is a public-utility company that is engaged in the generation, transmission, and distribution of electricity predominantly in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of Megali Vrissi, as such terms are defined in the Act. Enron is exempt


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from the provisions of the Act (other than Section 9(a)(2)) by reason of Section
3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any interest in Megali Vrissi.

EXHIBIT  A

State  Commission Certification.  The certification of the Oregon Public Utility
-------------------------------
Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas SA. The certification is hereby incorporated by reference.

The undersigned company has duly caused this statement to be signed by the undersigned thereunto duly authorized.

                                             ENRON  WIND  CORP.

                                             By:  /s/  John  A.  Lamb
                                                --------------------------------
                                             Name:  John  A.  Lamb
                                             Title:  Vice  President
                                             October 16,  2000
                                                     --

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